Exhibit 99.1

Mitchells & Butlers plc

The Company announced on 13 April 2005 that it intended in due course to examine ways in which it might terminate its registration under the US Securities Exchange Act of 1934 (the “Exchange Act”). It did so because compliance with the Exchange Act involves considerable expense and commitment of management resources, which are considered to be out of proportion with the benefits obtained by the Company and its shareholders.

At its AGM on 2 February 2006, the Company’s shareholders voted in favour of adopting an amendment to the Company’s Articles of Association to limit the number of US residents holding ordinary shares in Mitchells & Butlers plc in order that the Company could be satisfied that the number of US resident holders (either directly or through nominees) is fewer than 300. This is necessary in order for the Company to deregister from the US Securities and Exchange Commission (the “SEC”).

The Company has now determined to invoke this provision and accordingly, disposal notices, requiring certain US resident shareholders holding not more than 20,000 shares to transfer their holdings to non US holders, will be despatched this week. Subject to legal, fiduciary and regulatory requirements and costs, the Directors expect to take account of the relative size of the holdings of US resident shareholders and apply the power first to those US resident shareholders with the smallest holdings of shares. It is expected that this process will be completed during summer 2006, thus enabling the Company to deregister from the SEC.

Following deregistration from the SEC, Mitchells & Butlers plc ordinary shares would continue to be listed on the Official List of the UK Listing Authority and to be traded on the London Stock Exchange’s market for listed securities. The Company therefore would continue to be subject to the legal, regulatory and governance requirements of the UK market.

For further information please contact:

Victoria Penrice (Head of Secretariat)	0121 498 6514

Erik Castenskiold (Head of Investor Relations)	0121 498 4907